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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            TLC Vision Corporation
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             (Exact name of registrant as specified in its charter)

                 New Brunswick                         980151150
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  (State of incorporation or organization)  (I.R.S. Employer Identification No.)

         5280 Solar Drive, Suite 100,
         Mississauga, Ontario, Canada                   L4W 5m8
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 (Address of principal executive offices)              (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                  Name of each exchange on which
     to be so registered                  each class is to be registered

            None                                         None
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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. /X/

Securities Act registration statement file number to which this form relates:
                         (if applicable)
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Securities to be registered pursuant to Section 12(g) of the Act:

                        Rights to Purchase Common Stock
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                                (Title of class)


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                                (Title of class)

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Item 1. Description of Registrant's Securities to be Registered.

         On March 4, 2005, the Board of Directors of TLC Vision Corporation ("TLC") adopted the Shareholders Rights Plan. TLC's previous shareholder rights plan expired in November 2004.

     Background

         The Shareholder Rights Plan is dated as of March 4, 2005 and is between TLC and CIBC Mellon Trust Company, as Rights Agent. The primary objective of the rights plan is to provide TLC shareholders adequate time to properly assess the merits of a take-over bid without undue pressure, to allow competing bids to emerge and to allow TLC's board of directors time to consider alternatives to enable shareholders to maximize the value of their shares. The rights plan encourages a potential acquirer to proceed either by way of a permitted bid, which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board of directors.

     Rights

         One right has been issued and is attached to each outstanding common share of TLC. One right will also be issued and attached to each common share of TLC issued after the adoption of the rights plan. The rights will separate from the common shares and become exercisable ten trading days after a person acquires, or commences a take-over bid to acquire, 20% or more of the TLC common shares. A right only becomes exercisable upon the occurrence of a flip-in event, which is a transaction by which a person becomes an acquiring person and which otherwise does not meet the requirements of a permitted bid.

         When exercised, a right entitles each TLC shareholder who is not then attempting to acquire control of TLC to purchase additional TLC common shares at a substantial discount to market value. This purchase would cause substantial dilution to the person or group of persons attempting to acquire control of TLC, other than by way of a permitted bid. TLC anticipates that no acquiring person will be willing to risk such dilution and so will instead either make a take-over bid that is permitted by the rights plan or negotiate with TLC's board of directors for a waiver of the rights plan. The rights will expire on the termination of the rights plan, unless redeemed before such time.

     Acquiring Person

         An acquiring person is generally a person who becomes the beneficial owner of 20% or more of the outstanding TLC common shares. Under the rights plan, there are various exceptions, including:

         (1) a person who acquires 20% or more of the outstanding common shares due to:

                  o a reduction in the number of outstanding common shares due to acquisitions of common shares by TLC;

                  o        pro rata distributions of common shares by TLC;

                  o the issuance of common shares pursuant to a public distribution provided that the purchaser does not purchase a percentage of the common shares offered under such distribution that is greater than the percentage beneficially owned prior to the public distribution; or

                  o the issuance of common shares on an exempt private placement basis, subject to certain limits, including that the purchaser does not become the beneficial


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                           owner of more than 25% of TLC's common shares
                           outstanding immediately prior to the private placement; and

         (2) underwriters who obtain TLC common shares for the purposes of a public distribution.

     Beneficial Ownership

         The thresholds for triggering the rights plan are based on the percentage of shares that are beneficially owned by a person. This is defined in terms of legal or equitable ownership of TLC common shares. In addition, a person is deemed to be the beneficial owner of TLC common shares in circumstances where that person, and its affiliates or associates and any other person acting jointly or in concert with such person, has a right to acquire TLC common shares within 60 days. There are various exceptions to this rule, including TLC common shares held by investment fund managers, trust companies acting in their capacities as trustees and administrators and pension plan administrators.

     Lock-Up Agreements

         A bidder may enter into lock-up agreements with TLC shareholders whereby such shareholders agree to tender their common shares to a takeover bid without the occurrence of a flip-in event. Any such lock-up agreement must:

         o permit the shareholder to withdraw the common shares to tender to another takeover bid or to support another transaction that exceeds the value of the original bid by as much or more than a specified amount, which specified amount may not be greater than 7% of the value of the original bid; and

         o not provide any break-up fees or termination penalties except within specified limits.

     Certificates and Transferability

         Before the separation time, the rights will be evidenced by the certificates for the common shares to which they are attached. Certificates issued after the date the plan was adopted bear a legend to that effect. Rights will not be transferable separately from the attached common shares before the separation time. From and after the separation time, the rights will be evidenced by rights certificates and will be transferable and traded separately from the common shares.

     Permitted Bid

         If a take-over bid is structured as a permitted bid, a flip-in event will not occur and the rights will not become exercisable. The requirements of a permitted bid include the following:


         o the take-over bid must be made to all shareholders by means of a take-over bid circular;

         o the take-over bid must not permit the bidder to take up any TLC common shares that have been tendered to the take-over bid prior to the expiry of a period not less than 60 days after the take-over bid is made, and then only if at such time more than 50% of the TLC common shares held by the independent shareholders, being shareholders other than the bidder, its affiliates and persons acting jointly or in concert with such bidder, have been tendered to the take-over bid and not withdrawn;

         o the take-over bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, TLC common shares may be tendered at any time during the 60-day period referred to above and that any common shares deposited under the take-over bid may be withdrawn until they have been taken up and paid for; and


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         o        if more than 50% of the TLC common shares held by independent shareholders are tendered to the take-over bid within the 60-day period, then the bidder must make a public announcement of that fact and the take-over bid must then remain open for an additional 10 business days from the date of such public announcement.

         The rights plan also allows a competing permitted bid to be made while a permitted bid is in existence. A competing permitted bid is a take-over bid that is made after a permitted bid has been made but prior to its expiry, and which satisfies all of the requirements of a permitted bid except that it may expire on the same date as the permitted bid, provided that the competing permitted bid is open for a minimum of 35 days.

         The requirements of a permitted bid and competing permitted bid enable TLC shareholders to decide whether the take-over bid or any competing permitted bid is adequate on its own merits, without being influenced by the likelihood that a take-over bid will succeed. Moreover, if there is sufficient support for a take-over bid such that at least 50% of the outstanding TLC common shares have been tendered to it, a shareholder who has not yet tendered to that bid will have a further 10 business days in which to decide whether to withdraw his or her TLC common shares from a competing take-over bid, if any, and whether to tender to the take-over bid.

     Waiver and Redemption

         The TLC board of directors may waive the application of the rights plan to a particular take-over bid or redeem the rights at a price of US$0.0001 per right in the following circumstances:

         o a waiver can only be given where a take-over bid is made by way of a take-over bid circular;

         o a waiver given in respect of one take-over bid constitutes an automatic waiver in respect of all other competing take-over bids;

         o a waiver may be given in the event of an acquisition of TLC common shares by any person over the 20% threshold, provided that such person has disposed of the excess shares at the time of the waiver and such acquisition was inadvertent and without any intention to cause a flip-in event; and

         o the rights are deemed to be redeemed upon the successful completion of a permitted bid or a competing permitted bid or a takeover bid for which the application of the rights plan has been waived.

         The TLC board of directors may, however, terminate the rights plan, with prior shareholder approval or approval of the holders of rights, in the case of termination after the separation time, at any time prior to the occurrence of a flip-in event by redeeming all of the rights that are then outstanding at a price of US$0.0001 per right.

     Termination

         The rights plan will expire at the close of the annual meeting of TLC's shareholders to be held on June 23, 2005 and every third anniversary after such meeting unless the continuation of the rights plan is approved by TLC's shareholders at each such meeting.

     Board of Directors

         The rights plan does not detract from or lessen the duty of TLC's board of directors to act honestly and in good faith with a view to the best interests of TLC. The board of directors, if a permitted bid is made, continues to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.


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Item 2. Exhibits.

      1. Shareholder Rights Plan Agreement dated March 4, 2005 between TLC Vision Corporation and CIBC Mellon Trust Company, as Rights Agent, including the Form of Rights Certificate attached thereto as Exhibit A.


                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended the registrant has duly caused this registration statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

                                    TLC Vision Corporation
                                    (Registrant)


Date:                               By: /s/ Brian Andrew
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                                    Name:   Brian Andrew
                                    Title:  General Counsel


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                                  EXHIBIT INDEX

         1. Shareholder Rights Plan Agreement dated March 4, 2005 between TLC Vision Corporation and CIBC Mellon Trust Company, as Rights Agent, including the Form of Rights Certificate attached thereto as Exhibit A.